Dechert LLP	1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 26, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity California Municipal Trust II (the "Trust")

Fidelity California AMT Tax-Free Money Market Fund
Fidelity California Municipal Money Market Fund (the "Funds")

File Nos. 033-42890 and 811-06397

Post-Effective Amendment No. 36

Dear Mr. Sandoe:

Dechert LLP serves as counsel to the above-referenced Funds in connection with Post-Effective Amendment No. 36 to the Trust's Registration Statement on Form N-1A (the "Amendment"), which accompanies this letter. In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company ("FMR"), the Funds' investment adviser. FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson